# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sonder Holdings Inc., CIK 0001819395
CUSIP: 382873107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 447 Sutter Street, Suite 405 #542, San Francisco, California (CA), 94108
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001570735

## Reporting persons
- Spark Capital IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spark Capital Founders' Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spark Management Partners IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Sonder Holdings Inc.
Address of issuer's principal executive offices: 447 Sutter Street, Suite 405, #542, San Francisco, CA 94108

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 (this Amendment) amends and supplements the Schedule 13G originally filed by Spark Capital IV, L.P. ("Spark IV"), Spark Capital Founders' Fund IV, L.P. ("Spark IV FF") and Spark Management Partners IV, LLC ("Spark IV GP" and together with Spark IV and Spark IV FF, the "Reporting Persons") with the SEC on January 28, 2022, as amended by that Amendment No. 1 filed with the SEC on February 6, 2024 (collectively, the "Original Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G. This Amendment is being filed by the Reporting Persons.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 200 Clarendon Street, 59th Floor, Boston, MA 02116.
Citizenship: Spark IV GP is a limited liability company organized under the laws of the State of Delaware. Each of Spark IV and Spark IV FF is a limited partnership organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Spark Capital IV, L.P.: /s/ Alexa Lyons, Alexa Lyons, Chief Financial Officer of its General Partner (07/21/2025)
- Spark Capital Founders' Fund IV, L.P.: /s/ Alexa Lyons, Alexa Lyons, Chief Financial Officer of its General Partner (07/21/2025)
- Spark Management Partners IV, LLC: /s/ Alexa Lyons, Alexa Lyons, Chief Financial Officer (07/21/2025)
Comment: *Signed pursuant to a Power of Attorney already on file with the appropriate agencies.